Exhibit 99.1

SRIVARU Holding Receives Nasdaq Non-Compliance Notices

SRIVARU Holding has an initial 180-day period through July 29, 2024, to regain compliance with Market Value of Publicly Held Shares and Market Value of Listed Securities Requirements

GRAND CAYMAN, KY1-1006, CAYMAN ISLANDS , February 2, 2024 /EINPresswire.com/ — SRIVARU Holding Limited (Nasdaq: SVMH, SVMHW) (“SRIVARU” or the “Company”), a manufacturer of premium electric motorbikes today announced that on January 31, 2024, it received two separate notifications (collectively, the “Notices”) from The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Company is not in compliance with the requirements to maintain a minimum (i) Market Value of Listed Securities (“MVLS”) of $50,000,000, as set forth in Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Requirement”), and (ii) Market Value of Publicly Held Shares (“MVPHS”) of $15,000,000, as set forth in Nasdaq Listing Rule 5450(b)(2)(C) (the “MVPHS Requirement” and together with the MVLS Requirement, the “Requirements”).

The Notices have no immediate effect on the listing of the Company’s ordinary shares (the “Ordinary Shares”), which continue to trade on the Nasdaq Capital Market under the symbol “SVMH.”

The Notices provided that, in accordance with Nasdaq Listing Rules 5810(c)(3)(C) and 5810(c)(3)(D), respectively, the Company has a period of 180 calendar days from the date of the Notices, or until July 29, 2024, to regain compliance with the Requirements. During this period, the Ordinary Shares will continue to trade on the Nasdaq Capital Market. Nasdaq will deem the Company to have regained compliance with (A) the MVLS Requirement if at any time during this compliance period the Company’s MVLS closes at $50,000,000 or more for a minimum of ten consecutive business days, and (B) the MVPHS Requirement if at any time during this compliance period the Company’s MVPHS closes at $15,000,000 or more for a minimum of ten consecutive business days.

In the event the Company does not regain compliance with both Requirements by July 29, 2024, the Company will receive written notification from Nasdaq that the Company’s Ordinary Shares are subject to delisting. The Company is reviewing its options for regaining compliance with the Requirements and for remedying other future potential non-compliances with Nasdaq continued listing requirements, including the requirement to maintain a minimum bid price of at least $1.00 per share. There can be no assurance that the Company will be able to regain compliance with the Requirements or other Nasdaq continued listing requirements in a timely fashion, in which case its securities would be delisted from Nasdaq.

About SRIVARU

SRIVARU Holding Limited, a Cayman Islands exempted company, is the parent company of SRIVARU Motor Private Ltd., a commercial-stage provider dedicated to designing and manufacturing premium electric motorbikes in India, and SRIVARU Engineering. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium E2W vehicles that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The Company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. SRIVARU additionally oversees a manufacturing subsidiary set to play a crucial role in achieving the company’s vision for sustainable and innovative mobility. Additional information about the company is available at: http://www.srivarumotors.com/. With a focus on innovation, sustainability, and performance, SRIVARU aims to redefine the future of mobility.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, respectively. These forward-looking statements are based on SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the outcome of any legal proceedings that may be instituted against SRIVARU or others following the announcement of the Business Combination and any definitive agreements with respect thereto, as well as the Nasdaq listing; (b) the inability to obtain financing to complete the Company’s planned expansion; (c) the ability to continue to meet Nasdaq’s listing standards; (d) the risk that current plans and operations of SRIVARU or its subsidiaries are disrupted as a result of the announcement and consummation of the Business Combination; (e) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (f) costs related to the Business Combination and ongoing operations; (g) the possibility that SRIVARU may be adversely affected by other economic, business, and/or competitive factors; (h) SRIVARU’s ability to execute its business plans and strategies, (i) SRIVARU’s estimates of expenses and profitability and (j) other risks and uncertainties indicated from time to time in the final prospectus of SRIVARU, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by SRIVARU. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU assumes no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SRIVARU gives no assurance that it will achieve its expectations.

Company Details:

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

Investor & Media Contact:

eMail: ir@srivarumotors.com

Phone: +1 (888) 227-8066

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SRIVARU Holding Limited

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